Exhibit 3.7

CERTIFICATE OF AMENDMENT TO

CERTIFICATE OF INCORPORATION OF

TROPICANA LAS VEGAS HOTEL AND CASINO, INC.

Tropicana Las Vegas Hotel and Casino, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Company”), DOES HEREBY CERTIFY:

FIRST: That pursuant to a unanimous written consent of the Board of Directors of the Company dated April 21, 2011, resolutions were duly adopted setting forth a proposed amendment of the Company’s Certificate of Incorporation (the “Certificate of Incorporation”), declaring said amendment to be advisable and providing that the amendment be presented to the stockholders for consideration and action by written consent.  The resolution setting forth the proposed amendment is as follows:

“RESOLVED, that the Certificate of Incorporation be amended by changing Article 4 thereof so that, as amended, the first paragraph of Article 4 shall read as follows:

“FOURTH:  The total number of shares of all classes of stock that this Corporation is authorized to issue is twenty one million eight hundred twenty eight thousand five hundred ten (21,828,510) shares, consisting of the following:

(A)  15,000,000 shares designated as Class A Common Stock, with one penny ($0.01) par value per share (“Class A Common Shares”);

(B)  5,182,808 shares designated as Class B Common Stock, with one penny ($0.01) par value per share (“Class B Common Shares” and together with the Class A Common Shares, “Common Shares”);

(C)  750,000 shares designated as Class A Convertible Participating Preferred Stock, with one penny ($0.01) par value per share (“Class A Preferred Shares”);

(D)  545,702 shares designated as Class A Series 2 Convertible Participating Preferred Stock, with one penny ($0.01) par value per share (together with the Class A Preferred Shares, “Class A Series 2 Preferred Shares”); and

(E)  350,000 shares designated as Class A Series 3 Convertible Participating Preferred Stock, with one penny ($0.01) par value per share (together with the Class A Preferred Shares and Class A Series 2 Preferred Shares, “Preferred Shares.””

SECOND: That thereafter, in accordance with Section 228 of the General Corporation Law of the State of Delaware, holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted acted by written consent, dated April 21, 2011, to approve the adoption of that said amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, Tropicana Las Vegas Hotel and Casino, Inc. has duly caused this certificate to be signed by Joanne M. Beckett, its Vice-President, General Counsel and Secretary, this 28th day of April, 2011.

TROPICANA LAS VEGAS HOTEL AND CASINO, INC.

/s/ Joanne M. Beckett
By:	Joanne M. Beckett
Title:	Vice-President, General Counsel and Secretary